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Exhibit D

DEED OF IRREVOCABLE UNDERTAKING
FOR SMURFIT FAMILY (CORPORATE)

To:	MDCP Acquisitions I (the "Offeror")
Deutsche Bank AG London (the "Adviser")

Offer for Jefferson-Smurfit Group plc (the "Company")

1.
I/we the undersigned hereby irrevocably undertake, represent and warrant to the Offeror and the Adviser that, subject only to the terms and conditions of this deed and to your announcing the Offer by 17 June 2002 (or such later date as the Company and the Offeror may agree) on the terms and subject to the conditions set out or referred to in the draft press announcement in the form attached hereto and marked "A" (the "Press Announcement") and/or on such terms and conditions as may be required by the Irish Takeover Panel Act, 1997, Takeover Rules, 2001 (the "Takeover Rules") and/or the requirements of the Irish Stock Exchange and any other applicable regulatory requirements:-

1.1
I am/we are the registered holder and beneficial owner of (or am/are otherwise able to control the exercise of all rights attaching to, including the ability to procure the transfer of) the number of ordinary shares of €0.30 each in the capital of the Company (the "Shares", which expression shall include any other shares in the Company issued after the date hereof and attributable or derived from such Shares) set out in the schedule hereto and I am/we are now able and have all relevant rights and authority to and, upon the Offer being made, will be, if permitted by applicable law or regulation, able to vote or procure the voting of the Shares in favour of the Resolutions and to accept or procure the acceptance of the Offer in respect of the Shares and to transfer the Shares free from all liens, charges, options, equities and encumbrances and together with all rights now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter subject to the matters referred in the Press Announcement and otherwise perform any obligation under this undertaking.

1.2
I/we will as soon as possible and in any event within seven business days after the posting of the formal document containing the Offer and the terms and conditions thereof (the "Offer Document") duly accept or procure the acceptance of the Offer in accordance with its terms in respect of the Shares and shall forward the relevant share certificate(s) at the time of acceptance or a form of indemnity acceptable to the Directors of the Company in respect of any lost certificate(s) at the time of acceptance or will forward or procure that there is forwarded, with such acceptances, the participant ID and the member account ID under which the Shares are held in CREST and will send or procure that there is sent a Transfer to Escrow instruction (as defined by the CREST manual issued by CRESTCO Limited) in relation to the Shares in accordance with the terms of the Offer;

1.3
Unless prohibited by applicable law or regulation, I/we will vote in favour of the Resolutions and I/we will within seven days of posting of the circular to Company shareholders in connection with the Spin-Off (the "Spin-Off Circular") duly complete or procure the completion of a form of proxy voting the Shares in favour of the Resolutions and appointing the Offeror as my/our proxy for the purposes of the extraordinary general meeting of the Company to consider the Resolutions and I/we will not revoke or procure the revocation of the said appointment of the Offeror as my/our proxy in connection with the Resolutions;

1.4
regardless of whether the Offer Document and/or applicable law or regulation confer rights of withdrawal on accepting shareholders, I/we will not withdraw any acceptance of the Offer in respect of the Shares or any of them and will procure that no rights to withdraw any acceptance in respect of such Shares are exercised;

  1.5
  I/we will transfer the Shares to be acquired by the Offeror in accordance with the terms of the Offer;

  1.6
  I/we will not:-

  (a)
  sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option of or over all or any such Shares or interest in such Shares except under the Offer or Spin-Off, or accept or support or vote in favour of any other offer or Competing Offer in respect of all or any of such Shares;

  (b)
  (other than pursuant to the Offer or Spin-Off) enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise:

  (i)
  in relation to, or operating by reference to the Shares; or

  (ii)
  to do all or any of the acts referred to in paragraph (a) above; or

  (iii)
  which would or might restrict or impede the acceptance of the Offer or the approval and implementation of the Spin-Off;

    and for the avoidance of doubt, references in this sub-clause 1.6 to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation whether or not subject to any conditions or which is to take effect upon or following closing or lapsing of the Offer or upon or following this deed ceasing to be binding or upon or following any other event;

  1.7
  prior to the closing or lapsing of the Offer, I/we shall not, without the consent of the Offeror, requisition or join in the requisition, of any general or class meeting of the Company;

  1.8
  I/we will not directly or indirectly solicit or encourage any person other than the Offeror to make any offer for any shares or other securities of the Company or take any action which is or may be prejudicial to the successful outcome of the Offer or Spin-Off or which would or might have the effect of preventing any of the conditions of the Offer from being fulfilled and I/we will immediately inform you of any approach by a third party which may lead to an offer for the Company;

  1.9
  I/we will not purchase or otherwise acquire any shares in the Company or any interest therein which would require the Offeror to increase or amend the consideration due under the Offer by reason of the rules contained in the Takeover Rules; and

  1.10
  as soon as reasonably practicable, and in any event no later than the fifth business day following to the release of the Press Announcement, I/we will supply, or procure the supply to the Offeror of details (dates, prices and numbers) of my/our dealings in the shares of the Offeror and the Company in the twelve month period prior to the date of this deed.

2.
All references in this deed to the "Offer" shall mean the proposed offer to be made, to acquire the whole of the issued share capital of the Company not already owned by the Offeror at the time the offer is made and shall include any revisions, extensions or renewals of such Offer on terms at least as favourable as that under the Offer.

3.
All references in this deed to the "Resolutions" shall mean all resolutions to be proposed at the extraordinary general meeting of the Company to be convened in connection with the Spin-Off,

  including the resolutions to approve a reduction of capital under Section 72 of the Companies Act, 1963 and to approve the participation of certain members of management of the Company in the Offeror.

4.
All references in this deed to the "Spin-Off" shall mean the proposed transfer of the Company's shares in Smurfit-Stone Container Corporation ("SSCC") to the Company's shareholders in exchange for the cancellation of ordinary shares of the Company on a pro rata basis pursuant to a reduction of capital under Section 72 of the Companies Act, 1963.

5.
All references in this deed to "Competing Offer" shall mean (a) an offer, scheme of arrangement, re-capitalisation or other transaction made by or on behalf of a third party which, if completed, would result in such third parties or its associates holding more than 50% of the equity share capital of the Company or (b) a sale of assets which, if completed, could result in the sale or transfer to a third party or its associates of all or substantially all of the assets of the Company.

6.
The obligations and provisions set out in this deed apply equally to the persons from whom I am/we are to procure acceptance of the Offer pursuant to the terms of sub-clause 1.2 above and I/we will procure the observance of such persons of the terms hereof as if they were each specifically a party hereto.

7.
I/we understand that, in accordance with the Takeover Rules, particulars of this irrevocable undertaking will be contained in the Offer Document and that a copy of this undertaking will be available for inspection while the Offer remains open for acceptance and I/we consent to the issue of a press announcement incorporating a reference to me/us substantially in the terms set out in the Press Announcement.

8.
I/we confirm that I am/we are not interested in any shares or other securities of the Company other than that of which details are set out in the schedule hereto.

9.
In order to secure performance of my/our undertakings pursuant to this deed, I/we irrevocably appoint each of the Offeror, the Adviser and any director of the Offeror as listed on Appendix A attached hereto to be my/our attorney to execute in my/our name and on my/our behalf the form or forms of acceptance to be issued with the Offer Document and the form of proxy to be issues with the Spin-Off Circular in respect of the Shares and to sign, execute and deliver any documents and to do all acts and things as may be necessary for or incidental to the acceptance of the Offer and/or performance of my/our obligations under this undertaking, provided that such appointment shall not take effect until ten business days shall have elapsed from the date of despatch of the Offer Document and only then if I/we shall have failed to comply with any of my/our obligations herein.

10.
This undertaking and the foregoing appointment shall cease to have effect in which event this undertaking shall lapse and no party hereto shall have any claims against the others if:

  (a)
  the Press Announcement is not issued by 5.00 pm on 17 June 2002; or

  (b)
  the Offer Document has not been posted on or before 10 August 2002 (or such later date as the Offeror and the Irish Takeover Panel may agree); or

  (c)
  the Offer is withdrawn or lapses.

11.
I/we hereby acknowledge that I/we have not entered into this deed relying on any statement or representation, whether or not made by the Offeror or the Adviser (or any of their respective directors, officers, employees or agents) or any other person and that nothing in this deed obliges the Offeror to despatch the Offer Document in the event that it is not required to under the Takeover Rules.

12.
I/we recognise that the Adviser is acting on behalf of the Offeror and, as such I am/we are not a client of the Adviser. I/we have taken my/our own independent financial and legal advice in agreeing to execute this deed. As I am/we are not a client of the Adviser I/we recognise that neither the Adviser nor the Offeror has any responsibility to me/us to ensure that this deed is suitable for execution by me/us or otherwise.

13.
Any time, date or period mentioned in this deed may be extended by agreement between the parties but as regards any time, date or period originally fixed or so extended, time shall be of the essence.

14.
The Offeror may assign all rights and obligations under this deed to any other company under the same ultimate ownership as the Offeror provided that the Offeror shall remain jointly liable in such circumstances with any such assignee.

15.
This deed will be governed by and construed in accordance with the laws of Ireland and I/we submit to the exclusive jurisdiction of the Irish courts for all purposes in connection herewith.

IN WITNESS whereof this undertaking has been entered into as a deed the day and year first herein written.

THE COMMON SEAL of [ ] was affixed in the presence of:
Director
Or

Director/Secretary
SIGNED SEALED AND DELIVERED by [ ] in the presence of:

SCHEDULE

Registered holder	Beneficial owner	Number of Ordinary Shares

APPENDIX

Directors of MDCP Acquisitions I

Samuel M. Mencoff

Thomas S. Souleles

Brian P. O'Gorman

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  Exhibit D